# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Elauwit Connection, Inc., CIK 0002063863
CUSIP: 28417M109
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1700 ALTA VISTA DRIVE, 1700 ALTA VISTA DRIVE, COLUMBIA, South Carolina (SC), 29223
Date of event which requires filing of this statement: 11/14/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000891839-25-000119
Filed by CIK 0002087255

## Reporting persons
- McDonough Daniel JR: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 827,059; shared voting power 0; sole dispositive power 827,059; shared dispositive power 0; aggregate amount beneficially owned 827,059 (12.5% of the class)
  Comment: The amounts in Rows 5, 7 and 9 include (i) 5,000 shares owned directly by Mr. McDonough, (ii) 759,890 shares owned by Baron Hunter Group, LLC and (iii) 62,169 shares owned by PecheJenn, LLC. Mr. McDonough is the managing member of each of Baron Hunter Group, LLC and PecheJenn, LLC.
- Baron Hunter Group, LLC: type of reporting person: other (OO); citizenship or place of organization: Wyoming (WY); sole voting power 759,890; shared voting power 0; sole dispositive power 759,890; shared dispositive power 0; aggregate amount beneficially owned 759,890 (11.5% of the class)
- PecheJenn, LLC: type of reporting person: other (OO); citizenship or place of organization: Wyoming (WY); sole voting power 62,169; shared voting power 0; sole dispositive power 62,169; shared dispositive power 0; aggregate amount beneficially owned 62,169 (1% of the class)

## Item 1. Issuer
Name of issuer: Elauwit Connection, Inc.
Address of issuer's principal executive offices: 1700 ALTA VISTA DRIVE, 1700 ALTA VISTA DRIVE, COLUMBIA, SOUTH CAROLINA, 29223.

## Item 2. Person Filing
Name of person filing: The names of the filing persons are Daniel McDonough, Jr. ("Mr. McDonough"); Baron Hunter Group, LLC ("Baron Group"); and PecheJenn, LLC ("PecheJenn"). Mr. McDonough, Baron Group and PecheJenn are herein referred to collectively as the "Reporting Persons".
Address of principal business office or, if none, residence: The business address of the Reporting Persons is 1520 Locust Street, Suite 901, Philadelphia, PA 19102.
Citizenship: Mr. McDonough is a citizen of the United States. Each of Baron Group and PecheJenn is organized in Wyoming.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of the cover pages for the Reporting Persons.
Percent of class: See Row 11 of the cover pages for the Reporting Persons.
Sole power to vote or to direct the vote: See Row 5 of the cover pages for the Reporting Persons.
Shared power to vote or to direct the vote: See Row 6 of the cover pages for the Reporting Persons.
Sole power to dispose or to direct the disposition: See Row 7 of the cover pages for the Reporting Persons.
Shared power to dispose or to direct the disposition: See Row 8 of the cover pages for the Reporting Persons.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- McDonough Daniel JR: /s/ Daniel McDonough, Jr., Daniel McDonough, Jr. (02/13/2026)
- Baron Hunter Group, LLC: /s/ Daniel McDonough, Jr., Daniel McDonough, Jr., Managing Member (02/13/2026)
- PecheJenn, LLC: /s/ Daniel McDonough, Jr., Daniel McDonough, Jr., Managing Member (02/13/2026)